LAMBENT SOLUTIONS CORP.

400 ST-MARTIN WEST BLVD., SUITE 350

LAVAL, QC CANADA H7M 3Y8

Tel. (514) 296-3775

Fax. 1-866-867-8020

May 4, 2011

United States

Securities and Exchange Commission

100 F St. NE

Washington, DC 20549-7010

ATTENTION:  Brandon A. Hill

Re: Lambent Solutions Corp.

       Registration Statement on Form S-1

       Filed on: March 15, 2011

       File No. 333-172842

Dear Mr. Hill:

In response to your letter dated April 11, 2011 which included comments regarding our Registration Statement on Form S-1 filed on March 31, 2011, we have prepared the following responses:

General

1.SEC Comment: We note that you are a development stage company with limited assets and an expectation for continuing ongoing losses from operations over the near term. Please review Rule 419 of Regulation C and either revise your disclosure throughout the registration statement to comply with the disclosure and procedural requirements of Rule 419 or provide us with an explanation of why Rule 419 does not apply.

We do not believe that Rule 419 applies to us because we have a specific business plan and we have no plans to engage in a merger or acquisition with another entity.

Prospectus Cover Page

2.SEC Comment: Please provide a table on the prospectus cover page that discloses the amount of proceeds to the company if 100%, 50% and 25% of the shares being offered sold.

A table reflecting this information has been added to the Prospectus cover page.

3.SEC Comment: Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can be only resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144 (i). Also, revise your disclosure throughout your prospectus, including in your risk factor, to account for the implication of being designated a shell company.

New disclosures regarding these matters have been added near the end of the Prospectus cover page, and at the end of the disclosure regarding “Future sales by existing stockholders” on Page 39.  In addition, a new risk factor regarding the implications of the Company’s shell status has been added to end of the Risk Factors section.

Prospectus Summary, page 3

4.Disclose whether the company, the company’s officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

We have revised to disclose that we do not have any plans to use our company as a vehicle for a private company to become a reporting company.

5.Revise your summary to discuss management’s reasons for becoming a public company at this time in the company’s development. Discuss the pros and cons of doing so, including management’s estimate of the increased expenses of publicly reporting compared to the potential minimal amount of net proceeds to be raised in the offering which may not cover the cost of the offering and being a reporting company. Provide quantified disclosure for context. In addition, address the following:

• The company is a shell company in the development stage;

• The company’s sole officer and director, Ms. Dondikova, has other business interests and will only be devoting approximately 12 hours per week to running a public reporting company;

• Ms. Dondikova has no experience in running a public reporting company;

• Ms. Dondikova will receive no salary;

• Ms. Dondikova appears to have no experience in U.S. GAAP;

• The company’s common stock has no market and may or may not become quoted on the over-the-counter market;

• The company’s common stock will likely be a penny stock.

Additional disclosures regarding these matters have been added to the Prospectus Summary section.

6.Please disclose, if true, that your service essentially consists of developing a website that displays a customer real estate listings that the customer can show using its own television or computer linked to the internet and the company’s website. If this is not the case, please clarify how your service differs from this type of operation.

In response to this comment we made a following disclosure:

In addition to developing a website that displays customer’s real estate listings that the customer can show using its own television or computer linked to the internet and the company’s website, we also offer the following services to add convenience and safe time to our clients:

1. Downloading our customer’s listings from central listing service to our website and modifying according to special template. 2. Uploading the modified listing to client’s monitors. 3. Automatically updating our clients listing when new changes occur. With our service, real estate brokers will not need to do anything to update their information when they have new listings, sell property, change price or do any other modifications. It will be done automatically. To compare, with traditional advertising, brokers need to do the changes manually, that is, call for updates to advertising agent or change their advertising templates, banners, flyers, signs, etc. We also will help our customers to select the location for their monitors, advice what monitor and receiver box to purchase and assist in installation.

7.You disclose that you have two real estate listings and advertising agreement with two customers. Please disclose that you do not currently have the ability to advertise real estate listings. Also disclose the material terms of these real estate listing and advertising agreements in your Management’s Discussion and Analysis and Business sections.

We disclosed that we do not currently have the ability to advertise real estate listings:

To date, the only operations we have engaged in are the development of a business plan and the execution of two Real Estate Listing Advertising Agreements with Igor Ezril, a Certified Real Estate Broker from Remax Performance Inc on February 17, 2011 and Nikolai Slobodianiouk, a Real Estate Broker from Groupe Sutton Acces Inc.  on February 25, 2011. We do not currently have the ability to advertise real estate listings. According to our Plan of Operation we will be able to do so within 12 months of completing our offering.

We also disclosed the material terms of these real estate listing and advertising agreements in our Management’s Discussion and Analysis and Business sections:

As of February 28, 2011 we signed two Real Estate Listing Advertising Agreements with Igor Ezril, a Certified Real Estate Broker from Remax Performance Inc on February 17, 2011 and Nikolai Slobodianiouk, a Real Estate Broker from Groupe Sutton Acces Inc. The agreements contain the following material terms:

1. Advertising Service Provider and Customer agree to enter into a Real Estate Listing Advertising Agreement which is to take effect when Advertising Service Provider completes testing of its Listing Upload System.

2. In consideration for the Listing Advertising Services under this agreement, Customer shall pay to Advertising Service Provider: $0.05 per Listing, per day. Minimum $500 per contract.

3. The Customer may terminate this Agreement, with or without cause, by giving 30 days in advance notice of its intent to terminate. The Advertising Service Provider reserves the right to terminate this Agreement for any reason, with or without cause, upon 30 days written notice to Customer.

4. Duties:

DUTIES OF CUSTOMER

a) Submit to the Advertising Service Provider, on or before the 15th day after receiving Notice, all advertising material for the real estate listings to be advertised (“Listing”). The material may include photos, logo, contact and other information to be displayed.

b) Purchase or provide at own expense to Advertising Service Provider HD television sets such as LCD or Plasma television (“Display”) on which Listing can be displayed.

c) Purchase or provide at own expense to Advertising Service Provider a computer (receiver box) which supports Windows XP or Windows Vista.

d) Notify Adverting Service provider of any changes to the Listing.

DUTIES OF ADVERTISING SERVICE PROVIDER

a) Notify Customer of completion of testing of its Listing Upload System. (“Notice”)

b) Advice Customer in selection of purchase of Displays and the computer (receiver box) which are compatible with its system and services.

c) Design/create the Listing using the material provided by Customer.

d) Upload Listing via receiver boxes to Displays.

e) Update Listing within 1 business days when Customer notifies of updates/changes

Complete copies of the Agreement are filed as exhibits with this registration statement.

Risk Factors, page 7

8.Please provide risk factor disclosure regarding the apparent lack of experience of your sole officer and director in running a public company that is reporting company with the Securities and Exchange Commission.

We provided risk factor disclosure regarding the apparent lack of experience of your sole officer and director in running a public company that is reporting company with the Securities and Exchange Commission:

Our sole officer and director has no experience managing a public company which is required to establish and maintain disclosure control and procedures and internal control over financial reporting.

We have never operated as a public company. Irina Dondikova, our sole officer and director has no experience managing a public company which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting. As a result, we may not be able to operate successfully as a public company, even if our operations are successful. We plan to comply with all of the various rules and regulations, which are required for a public company that is reporting company with the Securities and Exchange Commission. However, if we cannot operate successfully as a public company, your investment may be materially adversely affected.

9.Please provide risk factor disclosure regarding the increased disclosure control and procedure reporting requirements applicable to a reporting company, including the requirements regarding internal control over financial reporting.

A new risk factor regarding these matters has been added.

We are solely depend upon the funds to be raised in this offering…, page 7

10.Please expand the discussion in this risk factor to describe the impact on your business plan if you are unable to sell all of the shares being offered. In addition, please disclose the minimum amount you think you would need to raise in this offering to fund your operations over the next twelve months.

We disclosed that if we are not able to sell all the shares being offered, we may not be able to execute our business plan and may have to cease our operations. We also disclosed the minimum amount we think we need to raise in this offering to fund our operations over the next twelve months:

We need the proceeds from this offering to start our operations. Our offering has no minimum structure. Specifically, there is no minimum number of shares that needs to be sold in this offering for us to access the funds. Given that the offering is a best effort, self-underwritten offering, we cannot assure you that all or any shares will be sold. If we are not able to sell all the shares being offered, we may not be able to execute our business plan and may have to cease our operations. The minimum amount we need to raise in this offering to fund your operations over the next twelve months is $30,000. We have no firm commitment from anyone to purchase all or any of the shares offered. We may need additional funds to complete further development of our business plan to achieve a sustainable sales level where ongoing operations can be funded out of revenues. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.

Our business model is unproven. Thus it is difficult for an investor to determine the likelihood of success or risk to his investment…, page 8

11.We note your statement that you do not expect to generate revenues until at least eight months following the date your prospectus become effective. Please expand the disclosure here and in your Management’s Discussion and Analysis to clarify whether your expectation is based on the assumption that you sell 100% of the securities offered for sale by the company. In addition, please disclose when you anticipate that your operations would begin to generate revenues if you sold less than a 100% of the securities offered for sale in this offering.

We expanded the disclosure here and in our Management’s Discussion and Analysis to clarify that our expectation is based on the assumption that we sell 50% of the securities offered for sale by the company. We also disclose that our operation will begin to generate revenues if we sold at least 50% of the securities offered for sale in this offering:

As of the date of this prospectus, we do not have any revenues and have limited operations. We do not expect to have revenues until at least eight months after this prospectus becomes effective. We need to sell at least 50% of the securities in this offering to implement our plan of operation and start to earn revenues. If we sell 50% of the securities offered for sale by the Company, the proceeds will satisfy cash requirements for 12 months and we will not be required to raise additional funds to meet operating expenses but our growth strategy will be limited. If we sell more than half of the shares in this offering, we believe the money will last for more than a year, and also provide funds for growth strategy. Due to our lack of operating history, the revenue and income potential of our business is unproven. If we cannot successfully implement our business strategies of creating and marketing of our service in advertising of Real Estate listings, we may not be able to generate sufficient revenues to operate profitably. Consequently our investors may lose a substantial portion of or their entire investment.

Because company’s headquarters are located outside of the United States…, page 8

12.Please disclose where Ms. Dondikova resides. Provide more specific disclosure pertaining to Canada and, if different, the country where Ms. Dondikova resides that explains why it would be difficult to effect service of process, to enforce judgment based upon U.S. federal securities laws and to bring an original action in Canada to enforce liabilities based upon U.S. federal securities laws.

Ms. Dondikova resides in Laval, QC Canada. In light of the relatively well-established procedures in Canada for recognition and enforcement of U.S. judgments entered pursuant to proper jurisdiction over the defendant, the Company has decided to remove this risk factor.

Development of market required for successful performance…, page 10

13.Please specify the types of marketing activities you have engaged in to date. In addition, please disclose the aggregate amount you have spent on such activities.

We specified that Ms. Dondikova, our sole officer and director has actively worked in Real Estate since 2005 and currently owns a real estate company employing 10 agents and she has broad connections in Real Estate business. She has started to market our services through her network of business associates, colleagues and friends which has no material costs:

We only have limited marketing activity and there can be no assurance that our marketing program, when further developed and employed, will be successful. Our financial performance will depend, in part, on market acceptance of our product which will require substantial marketing efforts and expenditures of significant funds. Because Ms. Dondikova, our sole officer and director has actively worked in Real Estate since 2005 and currently owns a real estate company employing 10 agents, she has broad connection in Real Estate business. She has started to market our services through her network of business associates, colleagues and friends that has no material costs.

Plan of Distribution, page 13

14.You disclose in the last sentence of the third paragraph on page 15 that, “sales by the Company must be made at fixed price of $0.02 until a market develops for the stock.” As you are not eligible to conduct an at-the-market offering, please revise this disclosure to clarify that you are offering the shares at a fixed price of $0.02 for the duration of the offering.

We revised this disclosure to clarify that we are offering the shares at a fixed price of $0.02 for the duration of the offering:

Lambent Solution Corp. will receive all proceeds from the sale of the 3,000,000 shares being offered. The price per share is fixed at $0.02 for the duration of this offering.  Although our common stock is not listed on a public exchange or quoted over-the-counter, we intend to seek to have our shares of common stock quoted on the Over-the Counter Bulletin Board. In order to be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that such an application for quotation will be approved.  However, we are offering the shares at a fixed price of $0.02 for the duration of the offering.

15.Please clarify under “Procedures for Subscribing” that no subscription may be executed nor funds delivered prior to effectiveness of the registration statement.

We clarify that no subscription may be executed nor funds delivered prior to effectiveness of the registration statement:

If you decide to subscribe for any shares in this offering, you must

- execute and deliver a subscription agreement; and

- deliver a check or certified funds to us for acceptance or rejection.

All checks for subscriptions must be made payable to “Lambent Solution Corp.”  No subscription may be executed nor funds delivered prior to effectiveness of the registration statement.

Plan of Distribution, page 16

Plan of Operation, page 17

16.Please revise your disclosure to clarify whether the described business activities assume full or partial funding. To the extent, the disclosed activities reflect full funding, please disclose what expenditures you anticipate foregoing if you were only able to raise 50% and 25% of your target funding. In addition, please discuss the impact that this lower funding would have on your ability to execute on your business plan over the next twelve months. For example, discuss the impact your inability to hire a salesperson would have on your expectation to generate revenue within eight months of effectiveness.

We revised our disclosure to add the following:

The described business activities assume 50% partial funding from our offering. If we are only able to raise 50% or 25%, we will not be hiring a salesperson. Without the salesperson all marketing activities will be conducted only by our sole officer and director. As a result, our growth strategy will be negatively affected and our operations may be periodically interrupted resulting in reduced revenues. However, it will not affect our expectation to begin generate revenue within eight months of effectiveness of our registration statement as we will still be able to fund our other business activities.

17.We note that you anticipate rewarding third parties for referrals. Please provide specific disclosure regarding this reward program and its potential impact on your margins and financial performance.

We provided specific disclosure regarding rewarding program and its potential impact on our margin and financial performance:

We will offer a reward of 10 % of revenue generated by the referral. The award amount will reduce the revenue generated from the referral and therefore reduce our income margin accordingly. However, overall it should not affect our financial performance negatively as it should bring in new clients.

18.Please discuss and quantify, to the extent possible, your anticipated operating expenses once your business is operational.

We discussed and quantify our anticipated operating expenses once our business is operational:

Our approximate minimal monthly operating expense once our business is operational is $800. This is the expense of running our business and will include: administrative costs, office expenses, advertising expense, costs of system and website maintenance and maintaining the reporting status of the company.

Business, page 21

19.We note your disclosure on page 22 that you intend to provide services that allow your clients to upload and update their listings “at many different locations of our customers’ choice.” Please provide additional disclosure regarding this aspect of your business plan. For example, explain whether you anticipate leasing advertising space on your client’s behalf.

In response to this comment we provided the following disclosure:

Locations for monitor installation will be chosen by our potential clients. They have to arrange the leasing advertising space and install their monitors. We can recommend a technician who can assist them with the installation and who will charge them for his service.

20.We note that you intent to require your customers to purchase equipment, including monitors and HD televisions. Please specify what party will own this equipment.

We specify that our customers will own this equipment:

We offer an advertising system for Real Estate brokers and agencies.  Our service includes uploading and updating the listings adds from our main server to receiver boxes and displays located at many different locations of our customers’ choice. Our potential customers will be required to execute advertising contracts with us, and we will advice them in the purchase of television/monitor and a small server that will act as a “receiver box”, that are compatible with our system. Our potential clients will be required to provide to us an HD television such as an LCD or Plasma televisions or monitor, and any computer (receiver box) which must support Windows XP or Windows Vista. All these equipment will belong to our customers. At our office we will have our main server, which will act as an “uploader box”. It will be connected to our office network and the Internet to download client’s listings in real time from our website. The brokers’ listings will be automatically downloaded from our main server to the receiver boxes and shown on their displays located at their locations.

21.Please provide backup for the numbers you provide in your Revenue Potential from Quebec section.

We deleted the Revenue Potential from Quebec section.

22.On page 23, please specify whether the disclosed $500 minimum is per contract or per day.

We specify that the disclosed $500 minimum is per contract:

In consideration for the Listing Advertising Services under this agreement, Customer shall pay to Advertising Service Provider: $0.05 per Listing, per day. Minimum $500 per contract.

Competition, page 22

23.Please discuss in more detail the current advertising method primarily used by your target market in Quebec. Also discuss whether there is a central listing service. Distinguish your service from other advertising services and central listing services. For example, discuss the additional expenses your clients would incur by having to purchase television displays and computers. As another example, discuss where you believe your potential customers would install their displays.

In response to this comment we added the following discussion:

The most common ways to advertise real instate listings in Quebec are newspapers, flyers, magazines, vinyl signs outside of properties, TV and radio commercials and manual upload to different popular websites.

All the brokers in Quebec have a central listing service with special name: CENTRIS.CA which has a section called MATRIX (to search for listings, send emails, print reports, save searches, closely follow the market through alerts, enhance their professional image by creating detailed comparative market analyses). Matrix is a powerful tool that allows Brokers to act fast. It has a flexible interface that can be adapted to all their needs with a few clicks. This broker’s server system is connected to a public server called MLS.CA.

To use our service, our clients will need to incur additional expenses of purchasing monitors or plasma TV and a receiver box (computer).  They also will have to pay for leasing of space for the advertising location (if necessary).  Our potential customers will need to find high-traffic locations such as: shopping centers, commercial places, notaries’ offices, coffee places, gyms, community centers, etc.

Government regulation, page 25

24.As your target market is the province of Quebec, please discuss applicable government regulations in Canada and Quebec.

We discussed applicable government regulations in Canada and Quebec:

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the advertisement and Real Estate industry in any jurisdiction which we would conduct activities.

In Canada, individual provinces determine their own real estate laws. Because our principal operation will be in the province of Quebec we will have to comply with “CIVIL CODE DU QUEBEC” in our operations.

Management, page 25

25.Please note that Item 401(f) of Regulation S-K has been revised. Please clarify on page 26 whether Ms. Dondikova has been involved in the particular events listed in Item 410(f) in the last ten years.

In response to this comment we changed five years to ten years.

Principal Stockholders, page 28

Future sales by existing stockholders, page 28

26.As stated above, since you are a shell company, securities held by existing stockholders and the securities sold in this offering can only be resold through registration under the Securities Act of 1993, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Please revise.

As discussed in the Response to Comment No. 2, above, these disclosures have been revised and significantly expanded.

Certain Transactions, page 30

27.We note your disclosure that president has advanced you $199 as of February 28, 2011. On page F-8, you disclose that Ms. Dondikova has loaned the company $4,156. Please reconcile your disclosure.

We reconciled our disclosure.

Please direct any further comments or questions you may have to the company's legal counsel Mr. Joe Laxague at:

Cane Clark LLP

3273 E. Warm Springs Rd.

Las Vegas, NV 89120

Phone: (702) 312-6255

Fax: (702) 944-7100

Thank you.

Sincerely,

/S/ Irina Dondikova

Irina Dondikova, President